TEEKAY TANKERS LTD. 4th Floor, Belvedere Building, 69 Pitts Bay Road Hamilton, HM 08, Bermuda
NEWS RELEASE
TEEKAY TANKERS LTD. ANNOUNCES
PUBLIC OFFERING OF CLASS A COMMON STOCK TO
FINANCE PURCHASE OF THREE TANKERS
Hamilton, Bermuda, April 5, 2010 – Teekay Tankers Ltd. (Teekay Tankers or the Company) (NYSE: TNK) announced today that it plans to offer 7,000,000 shares of Class A common stock of the Company in a public offering. Teekay Tankers expects to grant the underwriters a 30-day option to purchase an additional 1,050,000 shares of Class A common stock to cover any over-allotments. The Company expects to use the net offering proceeds — together with a concurrent issuance to Teekay Corporation (NYSE: TK) of unregistered shares of Class A common stock with an aggregate value of approximately $32.0 million (valued on a per-share basis at the same price the Company sells shares to the public in the offering) and borrowings under the Company’s revolving credit facility for the balance — to acquire three oil tankers (the Vessels) from Teekay Corporation for aggregate consideration of approximately $168.7 million.
The Company plans to acquire the following Vessels:
•	the 2004-built Suezmax tanker, the Kaveri Spirit, a Suezmax tanker currently participating in a Suezmax tanker pool;

•	the 2002-built Suezmax tanker, the Yamuna Spirit, a Suezmax tanker currently operating under a fixed-rate, time-charter contract that is scheduled to expire in May 2012 and includes a profit share component; and

•	the 2005-built Aframax tanker, the Helga Spirit, an Aframax tanker currently operating under a fixed-rate, time-charter contract that is scheduled to expire in October 2010.
As a result of the acquisition of the Vessels and the sale of an Aframax tanker, the Falster Spirit, which the Company has agreed to sell to a third party and is expected to be delivered to its purchaser in mid-April 2010, the Company’s net fleet capacity will increase by approximately 23 percent to a total of approximately 1.8 million deadweight tonnes.
Teekay Tankers Ltd. was formed in December 2007 by Teekay Corporation as part of its strategy to expand its conventional oil tanker business. Teekay Tankers currently owns a fleet of nine double-hull Aframax tankers (including the Falster Spirit) and three double-hull Suezmax tankers, which an affiliate of Teekay Corporation manages through a mix of short- or medium-term fixed-rate, time-charter and spot-tanker-market trading. Teekay Tankers will acquire from Teekay Corporation the Vessels upon the closing of the offering. Teekay Tankers intends to continue to distribute on a quarterly basis all of its cash available for distribution, subject to any reserves established by its board of directors.
Teekay Tankers’ Class A common stock is listed on the New York Stock Exchange under the symbol “TNK.”
The joint book running managers for the offering are UBS Investment Bank, Citi, J.P. Morgan and Deutsche Bank Securities and Oppenheimer & Co. will act as a co-manager for the offering.
When available, copies of the prospectus supplement and accompanying base prospectus related to the offering may be obtained from UBS Investment Bank, 299 Park Avenue, New York, NY 10171, or by calling UBS Investment Bank toll-free at 888-827-7275; from Citi, Brooklyn Army Terminal, 140 58th Street, 8th Floor, Brooklyn, NY 11220, Attention: Prospectus Department, or by calling Citi toll-free at 800-831-9146; from J.P. Morgan, Broadridge Financial Solutions, 1155 Long Island Ave., Edgewood, NY 11271, or by calling J.P. Morgan toll-free at 866-803-9204; or from Deutsche Bank Securities toll-free at 800-503-4611, or via email at prospectusrequest@list.db.com.
This news release does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The offering may be made only by means of a prospectus supplement and accompanying base prospectus.

The statements in this press release that are not historical facts may be forward-looking statements. These forward-looking statements involve risks and uncertainties that could cause the outcome to be materially different. These risks and uncertainties include, but are not limited to, those discussed in Teekay Tankers’ public filings with the SEC. Teekay Tankers undertakes no obligation to revise or update any forward-looking statements unless required to do so under the securities laws.
For Investor Relations enquiries contact:
Kent Alekson
Tel: +1 (604) 609-6442
For Media enquiries contact:
Alana Duffy
Tel: +1 (604) 844-6605
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